Exhibit 99.1

TOP Expands into OTC Derivatives Business in Multiple Market

Expect to increase revenue and profit significantly

Hong Kong China, Oct. 25, 2022 (GLOBE NEWSWIRE) --  TOP Financial Group Limited (“TOP” or the "Company") (NASDAQ: TOP), a fast-growing online brokerage firm located in Hong Kong specializing in the trading of local and foreign equities, futures, options products and other financial services, today announced that the company is planning to initiate its over-the-counter (OTC) derivatives business in 2023. In addition to existing exchange traded equities, futures and options, TOP will add the OTC derivatives, which including China A-share, Hong Kong and US stock options.

Mr. Ka Fai Yuen, CEO of the Company commented: 'We are thrilled about this expansion. Derivatives market presents tremendous opportunity for us. Just China A share market alone, the derivatives products were RMB 2.08 trillion1 (USD 328 billion) in January 2022, and the U.S. derivatives market was RMB several hundred trillion. Our new service will provide diversified offerings to address increased clients’ needs and increase acquisition of international clients. Leveraging TOP's advanced technology infrastructure, we will provide a fast, seamless, and economical channel for our clients globally to trade OTC stock options across different markets. The major participants in the OTC stock options market include large institutional investors such as mutual funds, commercial banks, pension funds, and funds of funds, and private investors. With this expansion, we are confident about acquiring more customers and accelerate revenue growth.'

According to the latest statistics from STCN (Securities Association of China), as of the end of January 2022, the nominal principal of over-the-counter derivatives reached 2.08 trillion RMB, a year-on-year increase of 57.73%; the compound growth rate from 2018 to 2021 reached 79.85%. TOP plans to work with top international investment banks and third-party brokers to provide the trading designated products and other complementary intermediary services. Similar to its standard securities brokerage offering, TOP will receive commission fees and the Company expects significant profits increase after the launch of the new business.

The Company will continue to invest in its fintech business to enrich products and services offering, aiming to provides financial services to its professional investor clients through self-developed one-stop-shop financial platform and to become a world leading financial services platform. The Company will acquire more regulatory licenses in major financial markets and continue to strengthen its technology advantage.

About TOP Financial Group Limited

Founded in Hong Kong, the Company, through its operating subsidiaries, operates online brokerage platforms specializing in the trading of local and foreign equities, futures, and options products.

The trading platforms, which the operating subsidiaries license from third parties enable its investors to trade on renowned stock and futures exchanges around the world, including the Chicago Mercantile Exchange (“CME”), Hong Kong Futures Exchange (“HKFE”), The New York Mercantile Exchange (“NYMEX”), The Chicago Board of Trade (“CBOT”), The Commodity Exchange (“COMEX”), Eurex Exchange (“EUREX”), ICE Clear Europe Limited (“ICEU”), Singapore Exchange (“SGX”), Australia Securities Exchange (“ASX”), Bursa Malaysia Derivatives Berhad (“BMD”), and Osaka Exchange (OSE). The operating subsidiaries are licensed with the Securities and Futures Commission of Hong Kong ("HKSFC”) to carry out type 1 (dealing in securities), type 2 (dealing in futures contracts) regulated activities, and are licensed with the HKSFC to carry out type 4 (advising on securities), type 5 (advising on futures contracts), and type 9 (asset management) regulated activities in Hong Kong. TOP is also in the process of completing its acquisition of Australia licensed company TOP 500 Sec Pty Ltd, which will provide dealing services in derivatives and foreign exchange contracts, and financial product advices for derivatives, foreign exchange contracts, debentures, stocks or bonds in the near future.
For more information, please visit http://www.zyfgl.com/.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may, "will, "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company's statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:
The Company:

IR Department

Email: IR@zyzq.com.hk

Investor Relations:

EverGreen Consulting Inc.

Ms. Hana Yin, Managing Partner

Email: IR@changqingconsulting.com

Phone: +1-949-416-8888 (from U.S.)

+86- 185-0119-2929 (from China)

1: The latest statistics from STCN (Securities Association of China), as of the end of January 2022